

Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au


10016170

6 August 2010


SEC MAIL PROCESSING
RECEIVED
AUG 13 2010
WASH, D.C.
193
SECTION

SUPPL

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Andrew M Knox
Public Officer

Enc.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity : Cue Energy Resources Limited
ABN : 45 066 383 971

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Tweedie
Date of last notice	5 May 2010

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Todd Petroleum Mining Company Limited & Todd Tasman Oil Ltd
Date of change	4 August 2010
No. of securities held prior to change	**Beneficial:** 3,304,273 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund **Non Beneficial:** 163,103,314 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 25,920,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Class	Ordinary fully paid shares
Number acquired	59,204
Number disposed	NIL
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	59,204 @ AUD0.28 each

+ See chapter 19 for defined terms.

No. of securities held after change	**Beneficial:** 3,363,477 Ordinary fully paid shares – Beneficial in the name of R Tweedie Super Fund **Non Beneficial:** 163,103,314 Ordinary fully paid shares – Non Beneficial in the name of Todd Petroleum Mining Company Limited 25,920,000 Ordinary fully paid shares – Non Beneficial in the name of Todd Tasman Oil Ltd
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market trade pursuant to Directors Share Savings Plan.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

I confirm the above to be correct.

....
Richard Tweedie

Dated 6 August 2010

+ See chapter 19 for defined terms.